UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29212 / April 20, 2010

_____

In the Matter of   :
                                              :
RYDEX SERIES FUNDS   :
RYDEX VARIABLE TRUST   :
PADCO ADVISORS, INC.   :
PADCO ADVISORS II, INC.   :
RYDEX DISTRIBUTORS, INC.   :
                                              :
9601 Blackwell Road   :
Suite 500   :
Rockville, MD 20850   :
                                              :
(812-13685)   :
_____:

ORDER UNDER SECTION 6(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 12d1-2(a) UNDER THE ACT

Rydex Series Funds, Rydex Variable Trust, PADCO Advisors, Inc., PADCO Advisors II,
Inc., and Rydex Distributors, Inc. filed an application on August 27, 2009, and
amendments to the application on January 14, 2010, and March 22, 2010 requesting an
order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an
exemption from rule 12d1-2(a) under the Act. The order would permit funds of funds
relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On March 23, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29179). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Rydex Series Funds, Rydex Variable Trust, PADCO Advisors, Inc., PADCO Advisors II, Inc., and Rydex Distributors, Inc (File No. 812-13685) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary